The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-171806
SUBJECT TO COMPLETION, DATED DECEMBER 14, 2012
Pricing Supplement SPB ELN 57 to the Prospectus dated January 28, 2011 and the Prospectus Supplement dated January 28, 2011
Royal Bank of Canada
$●
Buffered Enhanced Return Notes due                , 2014
(Linked to the iShares® MSCI Emerging Markets Index Fund)

The notes will not bear interest.  The notes are senior unsecured debt securities issued by Royal Bank of Canada, and any payment on the notes is subject to our credit risk.  The amount that you will be paid on your notes at maturity (set on the trade date, expected to be the third scheduled business day after the valuation date, subject to adjustment) is based on the performance of the iShares® MSCI Emerging Markets Index Fund (the “index fund”), as measured from the trade date to and including the valuation date (set on the trade date, expected to be approximately 18 months after the trade date, subject to adjustment). The return on your notes is not linked to the performance of the index fund on a one-to-one basis and the positive return on your notes is subject to a cap on the potential upside appreciation.  If the index fund return (defined below) is less than           -12.50% (the final index fund price is less than the initial index fund price by more than 12.50%), you will lose a portion of your investment in the notes and may lose your entire investment, depending on the index fund return (defined below).  Additionally, the amount you may receive on your notes at maturity for each $1,000 in principal amount is subject to a maximum settlement amount (set on the trade date, expected to be between $1,161.50 and $1,178.50).

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index fund price (determined on the valuation date, subject to adjustment) from the initial index fund price (set on the trade date, and may be higher or lower than the actual closing price of the index fund on the trade date), which we refer to as the index fund return.  The index fund return may reflect a positive return (based on any increase in the index fund price over the life of the notes) or a negative return (based on any decrease in the index fund price over the life of the notes).  At maturity, for each $1,000 principal amount of your notes:

•
If the index fund return is positive (the final index fund price is greater than the initial index fund price), you will receive an amount in cash equal to the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the participation rate of 170% times (iii) the index fund return, subject to the maximum settlement amount;

•
If the index fund return is zero or negative but not less than -12.50% (the final index fund price is equal to or less than the initial index fund price but not by more than 12.50%), you will receive an amount in cash equal to $1,000; or

•
If the index fund return is negative and is less than -12.50% (the final index fund price is less than the initial index fund price by more than 12.50%), you will receive an amount in cash equal to the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) approximately 1.1429 times (iii) the sum of the index fund return plus 12.50%.  This amount will be less than $1,000.

The amount you will be paid on your notes at maturity will not be affected by the closing price of the index fund on any day other than the valuation date.  You could lose your entire investment in the notes.  A percentage decrease of more than 12.50% between the initial index fund price and the final index fund price will reduce the payment you will receive, if any, at maturity below the principal amount of your notes, and could potentially be $0.  Further, the maximum payment that you could receive at maturity with respect to each $1,000 principal amount of your notes is limited to the maximum settlement amount of between $1,161.50 and $1,178.50 (set on the trade date).  In addition, the notes will not pay interest, and no other payments on the notes will be made prior to the maturity date.  The notes also will not be listed on any securities exchange.
________________________________________________
Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of the notes on the trade date (as determined by reference to pricing models used by RBC Capital Markets, LLC and taking into account our credit spreads) will, and the price you may receive for the notes may, be significantly less than the price to the public set forth below.  See “Risk Factors” beginning on page PS-9 of this pricing supplement to read about certain factors that you should consider before investing in the notes.

Settlement Date: [________], 2012 (to be determined on the trade date and expected to be the fifth scheduled business day after the trade date)	Underwriting Discount: [0]% of the principal amount (to be determined on the trade date)
Principal Amount: $● Price to the Public: [ ]% of the principal amount (to be determined on the trade date)	Net Proceeds to the Issuer: [100]% of the principal amount (to be determined on the trade date)

The principal amount, price to the public, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the trade date but with a principal amount, price to the public, underwriting discount and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your notes will depend in part on the price to the public, and the price that you pay for such notes on the applicable settlement date.
________________________________________________
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits that are insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.
________________________________________________
RBC Capital Markets, LLC
Pricing Supplement dated __________, 2012

SUMMARY

This section is meant as a summary and should be read in conjunction with the accompanying prospectus supplement and prospectus to help you understand the notes.  This pricing supplement, together with the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials relating to the notes, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  In the event of any inconsistency or conflict between the terms set forth in this pricing supplement and the prospectus supplement and prospectus, the terms contained in this pricing supplement will control.

An investment in the notes entails significant risks relating to the notes that are not associated with similar investments in a conventional debt security, including those described below.  Before investing in the notes, you should carefully consider, among other things, the matters set forth under “Risk Factors” in this pricing supplement and “Risk Factors” beginning on page 1 of the prospectus supplement and “Risk Factors” beginning on page 1 of the prospectus.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” or similar references are to Royal Bank of Canada and all references to “$” or “dollar” are to United States dollars.

Issuer:	Royal Bank of Canada

Index Fund:	iShares® MSCI Emerging Markets Index Fund (Bloomberg symbol:“EEM UP”).

Specified Currency:	The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”)

Aggregate Principal Amount:	$[●]

We may decide to sell additional notes after the trade date at a price that differs from the price to the public set forth below.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof. The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.

Payment Amount:	At maturity, for each $1,000 principal amount of the notes, you will receive an amount in cash determined by the calculation agent equal to:

•	If the final index fund price is greater than or equal to the cap level, the maximum settlement amount;

•
If the final index fund price is greater than the initial index fund price but less than the cap level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the participation rate times (iii) the index fund return;

•	If final index fund price is equal to or less than the initial index fund price but is greater than or equal to the buffer level, $1,000; or

•
If the final index fund price is less than the buffer level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the index fund return plus the buffer amount.  In this case, the payment amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

The payment amount will not be adjusted based on the price to the public, so if the price to the public for your notes represents a premium (or discount) to the principal amount and you hold them to maturity, the return on your notes will be lower (or higher) than it would have been if the price to the public for your notes had been equal to the principal amount.  See “Risk Factors—If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.”

Initial Index Fund Price:	[ ] (to be set on the trade date and may be higher or lower than the actual closing price of the index fund on the trade date).

Final Index Fund Price:
The closing price of the index fund on the valuation date, except in the limited circumstances described under “Description of the Notes—Valuation Date” on page PS-20 and “Description of the Notes—Market Disruption Events” on page PS-20 and subject to adjustment as provided under “Description of the Notes—Discontinuance or Modification of the Index Fund” on page PS-20, and subject to anti-dilution adjustments as described under “Description of the Notes — Anti-dilution Adjustments” on page PS-21.

Index Fund Return:

Participation Rate:	170%

Cap Level:	[ ] (to be determined on the trade date and expected to be between 109.50% and 110.50% of the initial index fund price).

Maximum Settlement Amount:	For each $1,000 of the principal amount of the notes, $[ ] (to be determined on the trade date and expected to be between $1,161.50 and $1,178.50).

Buffer Level:	87.50% of the initial index fund price (equal to an index fund return of -12.50%).

Buffer Rate:

Buffer Amount:	12.50%

Trade Date:	[_________], 2012

Settlement Date:	[_________], 2012 (to be determined on the trade date and expected to be the fifth scheduled business day after the trade date).

Maturity Date:
[_________], 2014 (to be determined on the trade date and expected to be the third scheduled business day after the valuation date), subject to adjustment as described in more detail below under “Description of the Notes—Maturity Date” and “—Market Disruption Events.”

Valuation Date:
[_________], 2014 (to be determined on the trade date and expected to be approximately 18 months after the trade date), subject to postponement as described in more detail below under “Description of the Notes—Valuation Date” and “Description of the Notes—Market Disruption Events.”

Price to the Public:	[ ] (to be determined on the trade date and expected to be 100% of the principal amount).

Interest:	The notes will not bear interest.

Business Day:	Any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day:
Any day on which (i) the NYSE Arca, Inc. (“NYSE Arca”) is open for trading and (ii) the closing price for one share of the index fund is published by NYSE Arca (or in each case, any successor exchange as determined by the calculation agent in its sole discretion).

No Listing:	The notes will not be listed on any securities exchange.

Calculation Agent:	RBC Capital Markets, LLC

Dealer:	RBC Capital Markets, LLC

U.S. Tax Treatment:
The terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the index fund. If the notes are so treated, subject to the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), a U.S. holder should generally recognize capital gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Canadian Tax Treatment:
For a discussion of certain Canadian federal income tax consequences of investing in the notes, please see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” in this pricing supplement.

CUSIP:	78008STF3

ISIN:	US78008STF38

FDIC:	The notes will not constitute deposits that are insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other Canadian or U.S. governmental agency.

The trade date, the valuation date and the maturity date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the notes.

Hypothetical Examples

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final index fund prices on the valuation date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index fund prices that are entirely hypothetical. No one can predict what the index fund price will be on any day during the life of your notes, and no one can predict what the final index fund price will be. The index fund has been highly volatile in the past—meaning that the index fund price has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original settlement date with a $1,000 principal amount and are held to maturity. If you sell your notes in any secondary market prior to maturity, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and the volatility of the index fund. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by RBC Capital Markets, LLC and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the principal amount. For more information on the value of your notes in the secondary market, see “Risk Factors—Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Will Be Significantly Less than the Principal Amount” below. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Principal Amount	$1,000

Cap Level	109.50% of the initial index fund price
Maximum Settlement Amount	$1,161.50

Participation Rate	170%

Buffer Level	87.50% of the initial index fund price

Buffer Rate

Buffer Amount	12.50%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled valuation date.

No change in or affecting the index fund or the policies of the index fund investment advisor or the method by which MSCI Inc. (“MSCI” or the “index sponsor”) calculates the MSCI Emerging Markets Index (the “index”).

The notes are purchased on the original settlement date and held to maturity.

Moreover, we have not yet set the initial index fund price that will serve as the baseline for determining the index fund return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial index fund price may differ substantially from the index fund price prior to the trade date and may be higher or lower than the actual closing price of the index fund on the trade date.

For these reasons, the actual performance of the index fund over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index fund prices shown elsewhere in this pricing supplement. For information about the historical prices of the index fund during recent periods, see “The Index Fund—Historical Performance of the Index Fund” below. Before investing in the notes, you should consult publicly available information to determine the prices of the index fund between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the shares of the index fund.

The prices in the left column of the table below represent hypothetical final index fund prices and are expressed as percentages of the initial index fund price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index fund price (expressed as a percentage of the initial index fund price), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 principal amount of the notes at maturity would equal 100% of the principal amount of a note, based on the corresponding hypothetical final index fund price (expressed as a percentage of the initial index fund price) and the assumptions noted above.

Hypothetical Final Index Fund Price (as a Percentage of the Initial Index Fund Price)	Hypothetical Payment Amount (as a Percentage of the Principal Amount)
150.00%	116.150%
125.00%	116.150%
109.50%	116.150%
105.00%	108.500%
102.50%	104.250%
100.00%	100.000%
95.00%	100.000%
90.00%	100.000%
87.50%	100.000%
85.00%	97.143%
75.00%	85.714%
50.00%	57.143%
25.00%	28.571%
0.00%	0.000%

If, for example, the final index fund price were determined to be 25.00% of the initial index fund price, the payment amount that we would deliver on your notes at maturity would be 28.571% of the principal amount of your notes, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would lose 71.429% of your investment.

If the final index fund price were determined to be 150.00% of the initial index fund price, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 116.150% of the principal amount of your notes, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would not benefit from any increase in the final index fund price over 109.50% of the initial index fund price.

The following chart also illustrates the hypothetical payment amounts (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the maturity date, if the final index fund price (expressed as a percentage of the initial index fund price) were any of the hypothetical prices shown on the horizontal axis.  The chart shows that any hypothetical final index fund price (expressed as a percentage of the initial index fund price) of less than 87.50% (the section left of the 87.5% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the principal amount of your notes (the section below the 100.0% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  On the other hand, any hypothetical final index fund price that is greater than the initial index fund price (the section right of the 100.0% marker on the horizontal axis) would result in a hypothetical payment amount that is greater than 100% of the principal amount of your notes on a leveraged basis (the section above the 100.0% marker on the vertical axis).  The chart also shows that any hypothetical final index fund price (expressed as a percentage of the initial index fund price) of greater than 109.50% (the section right of the 109.5% marker on the horizontal axis) would result in a capped return on your investment (the section at the 116.15% marker on the vertical axis).

No one can predict what the final index fund price will be.  The actual amount that a holder of the notes will receive at maturity and the actual return on your investment in the notes, if any, will depend on the initial index fund price, the maturity date and the cap level that will be set on the trade date and the actual final index fund price determined by the calculation agent as described below.  In addition, the actual return on your notes will further depend on the price to the public.  Moreover, the assumptions on which the hypothetical table and chart are based may turn out to be inaccurate.  Consequently, the return on your investment in the notes, if any, and the actual payment amount to be paid in respect of the notes at maturity may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the index fund.  The notes are a riskier investment than ordinary debt securities.  Before investing in the notes and before determining whether the notes are a suitable investment for your circumstances, you should carefully read the risk factors described in this pricing supplement and the risks described in “Risk Factors” beginning on page 1 of the prospectus supplement and page 1 of the prospectus.

Assuming No Changes in Market Conditions, Our Creditworthiness or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Will Be Significantly Less than the Principal Amount.

The price at which RBC Capital Markets, LLC (the “dealer”) would initially buy or sell the notes (if the dealer makes a market) and the value that the dealer will initially use for account statements and otherwise will significantly exceed the value of the notes using such pricing models.  The value or quoted price of the notes at any time will reflect many factors and cannot be predicted.  In particular, an increase of the yield spread between our securities and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market.  In addition, even if our creditworthiness does not decline, the value of the notes on the trade date is expected to be significantly less than the principal amount, taking into account our credit spreads on that date.  If the dealer makes a market in the notes, the price quoted by the dealer would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of the notes that the dealer will use for account statements or otherwise) could be higher or lower than the price that you paid for them, and may be higher or lower than the value of the notes as determined by reference to pricing models used by the dealer.

If at any time a third party dealer quotes a price to purchase the notes or otherwise values the notes, that price may be significantly different (higher or lower) than any price quoted by the dealer.  You should read “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” below.

Furthermore, if you sell any of the notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that the dealer, or any other party, will be willing to purchase the notes.  In this regard, the dealer is not obligated to make a market in the notes.  See “The Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes.

The principal amount of your investment is not protected and you may lose a significant amount, or even all of your investment in the notes.  The payment amount, if any, will depend on the change in the price of the index fund from the trade date to the valuation date, and you may receive significantly less than the principal amount of the notes.  Subject to our credit risk, you will receive at least the principal amount of the notes at maturity only if the final index fund price is greater than or equal to the buffer level.  If the final index fund price is less than the buffer level, then you will lose approximately 1.1429% of each $1,000 principal amount of the notes for every 1% that the index fund return is below -12.50%.  Thus, depending on the final index fund price, you could lose a substantial portion, and perhaps all, of your investment in the notes, which would include any premium to the principal amount you may have paid when you purchased the notes.

In addition, if the notes are not held until maturity, assuming no changes in market conditions or to our creditworthiness and other relevant factors, the price you may receive for the notes may be significantly less than the price that you paid for them.

The Notes Will Not Bear Interest.

You will not receive any interest payments on the notes.  Even if the amount payable on the notes at maturity exceeds the principal amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited.

Your ability to participate in any change in the value of the index fund over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 109.50% and 110.50% of the initial index fund price. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the price of the index fund may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than your return had you invested directly in the index fund.

Payment of the Payment Amount Is Subject to Our Credit Risk, and Market Perceptions About Our Creditworthiness May Adversely Affect the Market Value of the Notes.

The notes are our unsecured debt obligations.  Investors are subject to our credit risk, and market perceptions about our creditworthiness may adversely affect the market value of the notes. Any decrease in the market’s view on or confidence in our creditworthiness is likely to adversely affect the market value of the notes.

The Payment Amount Is Not Linked to the Price of the Index Fund at Any Time Other Than the Valuation Date.

The payment amount will be based on the final index fund price (subject to adjustments as described below).  Therefore, for example, if the closing price of one share of the index fund decreased precipitously on the valuation date, the payment amount may be significantly less than it would otherwise have been had the payment amount been linked to the closing price of the index fund prior to that decrease.  Although the actual closing price of the index fund at maturity or at other times during the term of the notes may be higher than the final index fund price, you will not benefit from the closing prices of the index fund at any time other than the valuation date.

The Notes May Not Have an Active Trading Market.

The notes will not be listed on any securities exchange.  The dealer intends to offer to purchase the notes in the secondary market, but is not required to do so.  The dealer or any of its affiliates may stop any market-making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to easily trade or sell the notes.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which the dealer is willing to buy the notes.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

•	the price of the index fund;

•	the volatility—i.e., the frequency and magnitude of changes—of the price of the index fund;

•	the dividend rates of the stocks held by the index fund (the “index fund stocks”);

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the index fund;

•	interest and yield rates in the market;

•	the time remaining until the notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

If the Closing Price of the Index Fund Changes, the Market Value of the Notes May Not Change in the Same Manner.

The notes may trade quite differently from the performance of the index fund.  Changes in the closing price of the index fund may not result in a comparable change in the market value of the notes.  Some of the reasons for this disparity are discussed under “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” above.

The Return on the Notes Will Not Reflect Any Dividends Paid on the Index Fund or the Index Fund Stocks.

You will not receive any dividends that may be paid on the index fund, or that may be paid on any of the index fund stocks. See “You Have No Shareholder Rights or Rights to Receive Any Shares of the Index Fund or Any Index Fund Stocks” below for additional information. Therefore, the return on your notes will not reflect the return you would realize if you actually owned shares of the index fund or the index fund stocks and received the dividends paid on those securities.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Index Fund or Any Index Fund Stocks.

Investing in the notes will not make you a holder of shares of the index fund or any of the index fund stocks or any of the stocks underlying the index.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those stocks.  The notes will be paid in cash to the extent any amount is payable at maturity, and you will have no right to receive delivery of any of those stocks.

We Will Not Hold Any of the Index Fund Stocks for Your Benefit, If We Hold Them At All.

The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the index fund stocks that we or they may acquire.  Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any of these securities. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those securities that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

Our Hedging Activities and/or Those of Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes.

The dealer or one or more of our other affiliates and/or distributors expects to hedge its obligations under the hedging transaction that it may enter into with us by purchasing futures and/or other instruments linked to the index fund, the index, or the index fund stocks.  The dealer or one or more of our other affiliates and/or distributors also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index fund, the index or the index fund stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date.

We, the dealer, or one or more of our other affiliates and/or distributors may also enter into, adjust and unwind hedging transactions relating to other notes whose returns are linked to changes in the closing price of the index fund, the level of the index or the closing price of one or more of the index fund stocks.  Any of these hedging activities may adversely affect the closing price of the index fund—directly or indirectly by affecting the closing price of the index fund stocks—and therefore the market value of the notes and the amount you will receive, if any, on the notes.  In addition, you should expect that these transactions will cause us, the dealer or our other affiliates and/or distributors, or our clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  We, the dealer and our other affiliates and/or distributors will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns with respect to these hedging activities while the value of the notes may decline.

Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes.

We, the dealer and our other affiliates provide a wide range of financial services to a substantial and diversified client base.  As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender.  In those and other capacities, we, the dealer and/or our other affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the notes or other securities that we have issued), shares of the index fund, the index fund stocks, derivatives, loans, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may be not be consistent with your interests and may adversely affect the price of the index fund and/or the value of the notes.  Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the price of the index fund and the market value of your notes, and you should expect that our interests and those of the dealer and/or our other affiliates, or our clients or counterparties, will at times be adverse to those of investors in the notes.

In addition to entering into these transactions itself, we, the dealer and our other affiliates may structure these transactions for our clients or counterparties, or otherwise advise or assist clients or counterparties in entering into these transactions.  These activities may be undertaken to achieve a variety of objectives, including:  permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of us, the dealer or our other affiliates in connection with the notes, through their market-making activities, as a swap counterparty or otherwise; enabling us, the dealer or our other affiliates to comply with internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling us, the dealer or our other affiliates to take directional views as to relevant markets on behalf of itself or our clients or counterparties that are inconsistent with or contrary to the views and objectives of investors in the notes.

We, the dealer and our other affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the notes or other securities that we may issue, shares of the index fund, the index fund stocks or other securities or instruments similar to or linked to the foregoing.  Investors in the notes should expect that we, the dealer and our other affiliates will offer securities, financial instruments, and other products that may compete with the notes for liquidity or otherwise.

We, the Dealer and Our Other Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include Us and the Issuers of the Index Fund Stocks.

We, the dealer and our other affiliates regularly provide financial advisory, investment advisory and transactional services to a substantial and diversified client base.  You should assume that we or they will, at present or in the future, provide such services or otherwise engage in transactions with, among others, us and the issuers of the index fund stocks, or transact in securities or instruments or with parties that are directly or indirectly related to these entities.  These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports.  You should expect that we, the dealer and our other affiliates, in providing these services, engaging in such transactions, or acting for our own accounts, may take actions that have direct or indirect effects on the notes or other securities that we may issue, the index fund, the index, the index fund stocks or other securities or instruments similar to or linked to the foregoing, and that such actions could be adverse to the interests of investors in the notes.  In addition, in connection with these activities, certain personnel within us, the dealer or our other affiliates may have access to confidential material non-public information about these parties that would not be disclosed to investors of the notes.

Past Index Fund Performance Is No Guide to Future Performance.

The actual performance of the index fund over the term of the notes may bear little relation to the historical prices of the index fund.  Likewise, the amount payable at maturity may bear little relationship to the hypothetical return table or chart set forth elsewhere in this pricing supplement.  We cannot predict the future performance of the index fund. Trading activities undertaken by market participants, including certain investors in the notes or their affiliates, including in short positions and derivative positions, may adversely affect the price of the index fund.

As the Calculation Agent, RBC Capital Markets, LLC Will Have the Authority to Make Determinations that Could Affect the Amount You Receive, if Any, at Maturity.

As the calculation agent for the notes, RBC Capital Markets, LLC will have discretion in making various determinations that affect the notes, including determining the final index fund price, and specifically whether and how to make anti-dilution adjustments to the final index fund price, which will be used to determine the payment amount at maturity, and determining whether to postpone the valuation date because of a market disruption event or because that day is not a trading day.  The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index fund, as described below in the section “Description of the Notes—Discontinuance or Modification of the Index Fund.”  The exercise of this discretion by RBC Capital Markets, LLC, which is our wholly owned subsidiary, could adversely affect the value of the notes and may create a conflict of interest between you and RBC Capital Markets, LLC.  For a description of market disruption events as well as the consequences of the market disruption events, see the section below entitled “Description of the Notes—Market Disruption Events.”  We may change the calculation agent at any time without notice, and RBC Capital Markets, LLC may resign as calculation agent at any time.

The Policies of the Index Fund’s Investment Advisor, BlackRock Fund Advisors, and MSCI, the Sponsor of the Index, Could Affect the Amount Payable on the Notes, if Any, and Their Market Value.

The index fund’s investment advisor, BlackRock Fund Advisors (“BFA,” or the “index fund investment advisor”) may from time to time make certain policy decisions or judgments with respect to the implementation of policies concerning the calculation of the net asset value of the index fund, additions, deletions or substitutions of the index fund stocks and the manner in which changes affecting the index are reflected in the index fund that could affect the market price of the shares of the index fund, and therefore, the amount payable on the notes, if any, at maturity and the market value of the notes prior to maturity. The amount payable on the notes, if any, and their market value could also be affected if the investment advisor discontinues or suspends calculation or publication of the net asset value of the index fund, in which case it may become difficult to determine the market value of the notes. If events such as these occur, the calculation agent will determine the amount payable, if any, at maturity as described herein.

In addition, the index sponsor owns the index and is responsible for the design and maintenance of the index. The policies of the index sponsor concerning the calculation of the index, including decisions regarding the addition, deletion or substitution of the equity securities included in the index, could affect the market prices of shares of the index fund and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with the Index Fund.

Although the index fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the index fund or that there will be liquidity in the trading market.

In addition, the index fund is subject to management risk, which is the risk that the index fund investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the index fund investment advisor may select up to 10% of the index fund’s assets to be invested in shares of equity securities that are not included in the index. The index fund is also not actively managed and may be affected by a general decline in market segments relating to the index. The index fund investment advisor invests in securities included in, or representative of, the index regardless of their investment merits. The index fund investment advisor does not attempt to take defensive positions in declining markets.

In addition, the index fund is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Index Fund and the Index are Different and the Performance of the Index Fund May Not Correlate with the Performance of the Index.

The index fund uses a representative sampling strategy (more fully described under “The Index Fund”) to attempt to track the performance of the index. The index fund may not hold all or substantially all of the equity securities included in the index and may hold securities or assets not included in the index. Therefore, while the performance of the index fund is generally linked to the performance of the index, the performance of the index fund is also linked in part to shares of equity securities not included in the index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the index fund investment advisor.

Imperfect correlation between the index fund’s portfolio securities and those in the index, rounding of prices, changes to the index and regulatory requirements may cause tracking error, which is the divergence of the index fund’s performance from that of the index.

In addition, the performance of the index fund will reflect additional transaction costs and fees that are not included in the calculation of the index; this may increase the tracking error of the index fund. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the index fund and the index. Finally, because the shares of the index fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the index fund may differ from the net asset value per share of the index fund.

For all of the foregoing reasons, the performance of the index fund may not correlate with the performance of the index. Consequently, the return on the notes will not be the same as investing directly in the index fund, the index or the index fund stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the index.

An Investment in the Notes Is Subject to Risks Associated with Foreign Securities Markets.

The index fund holds stocks traded in certain emerging markets. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. These foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disasters or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the index fund is not traded, the value of the securities underlying the index fund may change on days when shareholders will not be able to purchase or sell shares of the index fund. Accordingly, the value of the shares held by the index fund may decrease before that decrease is reflected in the market price of the shares of the index fund, and before you become aware of that decrease.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the index fund sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the index fund.

The Notes Will Be Subject to Foreign Currency Exchange Rate Risk.

The index fund holds certain stocks that are denominated in currencies other than the U.S. dollar. In calculating the index fund’s net asset value, the price of the index fund stocks denominated in those currencies will be adjusted to reflect their U.S. dollar value by converting their price from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an index fund stock is denominated, the price of the index fund may decrease even if the market price of the index fund stock, as measured in the applicable non-U.S. dollar currency, increases over the life of your notes.

Foreign currency exchange rates vary over time, and may vary considerably during the life of the notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments;

•	the extent of governmental surpluses or deficits in the relevant countries; and

•	other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to an index fund stock or other de facto restrictions on the repatriation of U.S. dollars.

The Calculation Agent Can Postpone the Valuation Date for the Notes if a Market Disruption Event or a Non-Trading Day with Respect to the Index Fund Occurs.

If the calculation agent determines that, on a day that would otherwise be the valuation date, a market disruption event with respect to the index fund has occurred or is continuing or if such date is not a trading day for the index fund, the valuation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the valuation date will not be postponed by more than three scheduled trading days.  Moreover, if the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the valuation date, and the calculation agent will determine the applicable closing price of the index fund that must be used to determine the payment at maturity.

There Is No Affiliation Between the Index Fund Stock Issuers or the Index Fund Investment Advisor and Us or the Dealer, and Neither We Nor the Dealer Is Responsible for Any Disclosure by Any of the Index Fund Stock Issuers or the Index Fund Investment Advisor.

As discussed herein, we, the dealer, and our other affiliates may currently or from time to time in the future engage in business with the index fund stock issuers. Nevertheless, none of us, the dealer, or our other affiliates assumes any responsibility for the accuracy or the completeness of any information about the index fund or any of the index fund stock issuers. You, as an investor in the notes, should make your own investigation into the index fund and the index fund stock issuers. See the section below entitled “The Index Fund” for additional information about the index fund.

None of the index fund investment advisor, any of the index fund stock issuers, or the index sponsor is involved in this offering of the notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, none of the index fund investment advisor, any of the index fund stock issuers, or the index sponsor has any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of the notes.

You Have Limited Anti-Dilution Protection.

The calculation agent may adjust the final index fund price to reflect certain corporate actions by the index fund, as described in the section “Description of the Notes — Anti-dilution Adjustments.” The calculation agent will not be required to make an adjustment for every event that may affect the index fund and will have broad discretion to determine whether and to what extent an adjustment is required.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Index Fund.

In the ordinary course of business, we, the dealer and our other affiliates, including in acting as a research provider, investment advisor, market maker or principal investor, may express research or investment views on expected movements in the index fund, the index or the index fund stocks, and may do so in the future.  These views or reports may be communicated to our clients and clients of our affiliates, and may be inconsistent with, or adverse to, the objectives of investors in the notes.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the index fund, the index or the index fund stocks may at any time have significantly different views from those of these entities.  For these reasons, you are encouraged to derive information concerning the index fund, the index and the index fund stocks from multiple sources, and you should not rely solely on views expressed by us, the dealer, or our other affiliates.

We May Sell an Additional Aggregate Amount of the Notes at a Different Price to the Public.

At our sole option, we may decide to sell an additional aggregate amount of the notes subsequent to the trade date.  The price of the notes in the subsequent sale may differ substantially (higher or lower) from the principal amount.

If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.

The payment amount will not be adjusted based on the price to the public. If the price to the public for your notes differs from the principal amount, the return on your notes held to maturity will differ from, and may be substantially less than, the return on notes for which the price to the public is equal to the principal amount. If the price to the public for your notes represents a premium to the principal amount and you hold them to maturity, the return on your notes will be lower than the return on notes for which the price to the public is equal to the principal amount or represents a discount to the principal amount.

The Notes Are a Speculative Investment.

The notes are speculative in nature and involve a high degree of risk.  The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of your particular circumstances.

Significant Aspects of the U.S. Federal Income Tax Treatment of the Notes Are Uncertain.

The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

Since the index fund is an exchange-traded fund, while the matter is not entirely clear, there exists a substantial risk that an investment in the notes is a “constructive ownership transaction” to which Section 1260 of the Code applies.  If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. holder in respect of the notes could be recharacterized as ordinary income, in which case certain interest charges would apply.  See the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences – Supplemental U.S. Tax Considerations – Potential Application of Section 1260 of the Code” below.

The Internal Revenue Service has issued a notice indicating that it and the U.S. Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity or earlier sale or exchange and whether all or part of the gain a holder may recognize upon sale, exchange or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The notes will be denominated in U.S. dollars.  If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

This pricing supplement contains a general description of certain U.S. tax considerations relating to the notes.  If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

This pricing supplement also contains a general description of certain Canadian tax considerations relating to the notes.  If you are not a Non-resident Holder (as that term is defined in “Tax Consequences – Canadian Taxation” in the accompanying prospectus) or if you acquire the notes in the secondary market, you should consult your tax advisor as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

DESCRIPTION OF THE NOTES

In addition to the terms described in the “Summary” section above, the following general terms will apply to the notes.

General

The notes are part of a series of medium-term notes entitled “Senior Global Medium-Term Notes, Series E” that we may issue under our senior indenture, dated as of October 23, 2003, as it has been and may be amended from time to time, between Royal Bank of Canada and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee.  The indenture is described more fully in “Description of Debt Securities” in the accompanying prospectus and prospectus supplement.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities” in the prospectus.

The notes are issued in denominations of $1,000, and integral multiples of $1,000 in excess thereof.  The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.  The notes will mature on the date set forth on the cover page of this pricing supplement, subject to adjustment, as set forth below under the caption “—Maturity Date.”

We will not pay interest on the notes.

Currency

The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”).

Form of the Notes

The notes will be issued only in the form of a global master security held by The Depository Trust Company.

No Listing

The notes will not be listed on any securities exchange.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes.  The following terms will apply to your notes:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below;

•	a business day for your notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a trading day for your notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Please note that the information about the issuance, settlement date, price to the public, discounts or commissions and net proceeds to Royal Bank of Canada relates only to the initial issuance and sale of your notes.  If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Payment Amount

At maturity, subject to our credit risk as issuer of the notes, we will pay you an amount in cash equal to the payment amount.  To determine the payment amount, we will first calculate the percentage increase or decrease in the index fund, which we refer to as the “index fund return.”

The index fund return will be determined as follows:

The initial index fund price will be set on the trade date and may be higher or lower than the actual closing price of the index fund on the trade date.

The final index fund price will be the closing price per share of the index fund on the valuation date, as determined by the calculation agent.

The payment amount at maturity for each $1,000 principal amount of the notes will be determined as follows:

•	If the final index fund price is greater than or equal to the cap level, you will receive the maximum settlement amount;

•
If the final index fund price is greater than the initial index fund price but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the participation rate times (iii) the index fund return;

•	If the final index fund price is equal to or less than the initial index fund price but is greater than or equal to the buffer level, $1,000; or

•
If the final index fund price is less than the buffer level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the index fund return plus the buffer amount.  In this case, the payment amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

The cap level will be determined on the trade date and is expected to be between 109.50% and 110.50% of the initial index fund price.

The maximum settlement amount for each $1,000 principal amount of the notes will be determined on the trade date and is expected to be between $1,161.50 and $1,178.50.

The participation rate will be 170%.

The buffer level will be set at 87.50% of the initial index fund price, which is equal to an index fund return of -12.50%.

The buffer rate will be determined as follows:

The buffer amount will be 12.50%.

Maturity Date

The maturity date will be determined on the trade date and is expected to be the third scheduled business day after the valuation date.  The maturity date may be postponed under the circumstances described under “—Valuation Date” and “—Market Disruption Events.”

Valuation Date

The valuation date will be approximately 18 months after the trade date, subject to postponement (i) for up to three trading days if on such date a market disruption event occurs with respect to the index fund, as described in more detail below under “—Market Disruption Events” and (ii) if that date is not a trading day, to the next trading day immediately following the originally scheduled valuation date. If the valuation date is so postponed, the maturity date will be postponed by the same number of trading days.

Discontinuance or Modification of the Index Fund

If the index fund is delisted from the exchange on which the index fund has its primary listing and the index fund investment advisor or anyone else sponsors a substitute index fund that the calculation agent determines, in its sole discretion, to be comparable to the index fund, then the calculation agent will determine the payment amount on the stated maturity date by reference to the substitute index fund. We refer to any substitute index fund approved by the calculation agent as a successor index fund.

If the calculation agent determines on the valuation date that the index fund is delisted or withdrawn from the exchange on which the index fund has its primary listing and there is no successor index fund, the calculation agent will determine the payment amount on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index fund.

If the calculation agent determines that the index fund, the stocks underlying the index fund or the method of calculating the index fund is changed at any time in any respect — including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of the index fund or of the index fund stocks (whether the change is made by the index fund investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor index fund, is due to events affecting one or more of the index fund stocks or their issuers or is due to any other reason) — then the calculation agent will be permitted (but not required) to make such adjustments in the index fund or the method of its calculation as it believes are appropriate to ensure that the closing price of the index fund used to determine the payment amount on the stated maturity date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index fund may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Market Disruption Events

If a market disruption event occurs or is continuing on the valuation date, the final index fund price will equal the closing price of the index fund on the first trading day following the valuation date on which the calculation agent determines that a market disruption event is not continuing.  If a market disruption event occurs or is continuing on each trading day to and including the third trading day following the valuation date, the final index fund price will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that third trading day, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the final index fund price that would have prevailed in the absence of the market disruption event.  If the valuation date is postponed in this manner, the maturity date of the notes will be postponed by the same number of business day(s) from but excluding the originally scheduled valuation date to and including the postponed valuation date.

Any of the following will be a market disruption event:

•
a suspension, absence or material limitation of trading in the index fund on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•
a suspension, absence or material limitation of trading in option or futures contracts relating to the index fund, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	the index fund does not trade on what was the primary market for the index fund, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Royal Bank of Canada or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by Royal Bank of Canada and/or its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index fund or to any index fund stock.

For this purpose, an “absence of trading” in the primary securities market on which shares of the index fund, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the index fund or in option or futures contracts relating to the index fund, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this pricing supplement, references to the index fund in this description of market disruption events includes the index fund and any successor index fund as it may be modified, replaced or adjusted from time to time.

Anti-dilution Adjustments

The calculation agent will have discretion to adjust the closing price of the index fund, as applicable, if certain events occur. Exchange traded funds are registered investment companies that are eligible for trading on the exchanges on which they are listed. Generally, exchange traded funds (other than commodities based exchange traded funds) are subject to regulation under the Investment Company Act of 1940 and are restricted in their activities and have dividend requirements. In the event that any event other than a delisting or withdrawal from the relevant exchange occurs with respect to the index fund, the calculation agent shall determine whether and to what extent an adjustment should be made to the closing price of the index fund. The calculation agent shall have no obligation to make an adjustment for any such event.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“additional amounts”) as may be necessary so that the net amounts received by each holder (including additional amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no additional amounts will be payable with respect to a payment made to a holder of the notes, which we refer to as an “excluded holder,” in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such additional amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a) the due date for payment thereof, or

(b) if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders additional amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” below.

Default Amount on Acceleration

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the valuation date.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Manner of Payment and Delivery

Any payment on the notes at maturity or otherwise will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City.  We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent will make all determinations regarding the index fund, market disruption events, business days, trading days, the index fund return, the final index fund price, the default amount, anti-dilution adjustments and the amount payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

We will appoint our subsidiary, RBC Capital Markets, LLC, as the calculation agent for the notes.  We may change the calculation agent for your notes and the calculation agent may resign as calculation agent.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day

When we refer to a trading day with respect to the index fund, we mean a day a day on which (i) the exchange on which the index fund has its primary listing is open for trading and (ii) the price of one share of the index fund is quoted by the exchange on which the index fund has its primary listing.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we, the dealer, and one or more of our other affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to the index fund, the index or the index fund stocks and/or listed and/or over-the-counter derivative instruments linked to the index fund, the index or the index fund stocks prior to or on the trade date.  From time to time, we or they may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or they may:

•	acquire or dispose of shares of the index fund, the index fund stocks or other securities included in the index;

•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the price of the index fund, the index or the index fund stocks; or

•	any combination of the above two.

We, the dealer, and one or more of our other affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We, the dealer, and one or more of our other affiliates may close out our or their hedge on or before the valuation date.  That step may involve sales or purchases of shares of the index fund, the index fund stocks, other securities included in the index or over-the-counter derivative instruments linked to these securities.

The hedging activity discussed above may adversely affect the market value of the notes from time to time.  See “Risk Factors—Our Hedging Activities and/or Those of Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes,” “—Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes,” and “—We, the Dealer and Our Other Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include Us and the Issuers of the Index Fund Stocks” in this pricing supplement for a discussion of these adverse effects.

THE INDEX FUND

The iShares® MSCI Emerging Markets Index Fund

The shares of the index fund are issued by iShares, Inc., a registered investment company. The index fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the index. The index fund trades on the NYSE Arca under the ticker symbol “EEM”. BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the index fund.

BFA, as the investment advisor to the index fund, employs a technique known as representative sampling to track the index. The index fund generally invests at least 90% of its assets in the securities of the index and in American Depositary Receipts or Global Depositary Receipts based on the securities of the index. The index fund may invest the remainder of its assets in securities not included in the index, but which BFA believes will help the index fund track the index, or in futures contracts, options on futures contracts, other types of options and swaps related to the index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. BFA will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the index fund’s assets invested in shares of such other funds.

We obtained the following fee information from the index fund’s website, without independent verification. The investment advisor is entitled to receive a management fee from the index fund based on the index fund’s allocable portion of the aggregate of the average daily net assets of the index fund as follows: 0.75% per annum of aggregate net assets of the index fund less than or equal to $14.0 billion, plus 0.68% per annum of the aggregate net assets of the index fund on amounts over $14.0 billion and up to and including $28.0 billion, plus 0.61% per annum of the aggregate net assets of the index fund on amounts over $28.0 billion up to and including $42.0 billion, plus 0.56% per annum of the aggregate net assets of the index fund on amounts over $42.0 billion, up to and including $56.0 billion, plus 0.50% per annum of the aggregate net assets of the index fund on amounts over $56.0 billion, up to and including $70.0 billion, plus 0.45% per annum of the aggregate net assets of the index fund on amounts over $70.0 billion, up to and including $84.0 billion and 0.40% per annum of the aggregate net assets of the index fund on amounts in excess of $84.0 billion. As of December 11, 2012, the expense ratio of the index fund was 0.67% per annum.

For additional information regarding iShares Inc., BFA, the index fund and the risk factors attributable to the index fund, please see the Prospectus, dated January 1, 2011 (as revised June 15, 2011), filed as part of the Registration Statement on Form N-1A with the SEC on December 17, 2010 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the index fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. Neither we nor the dealer makes any representation or warranty as to the accuracy or completeness of any such material.

Investment Objective and Strategy

The index fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the index. The index fund’s investment objective and the index may be changed at any time without shareholder approval.

The return on your notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, and not to the performance of the MSCI Emerging Markets Index on which the index fund is based. Although the index fund seeks results that correspond generally to the performance of the index, the index fund follows a strategy of “representative sampling,” which means the index fund’s holdings do not identically correspond to the holdings and weightings of the index, and may significantly diverge from the index. Although the index fund generally invests at least 90% of its assets in some of the same securities as those contained in the index and in depositary receipts representing the same securities as those contained in the index, it does not hold all of the securities underlying the index and may invest the remainder in securities that are not contained in the index, or in other types of investments. Currently, the index fund holds substantially fewer securities than the index. Additionally, when the index fund purchases securities not held by the index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the index components are not exposed. Therefore, the index fund will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the index on which it is based.

The following tables display the top holdings and weighting by sector and country of the index fund.

iShares® MSCI Emerging Markets Index Fund
Top Stock Weighting by Country
as of December 11, 2012*

Country:	Percentage (%)
China	17.73
South Korea	15.24
Brazil	12.58
Taiwan	10.78
South Africa	7.49
India	6.81
Russia	5.93
Mexico	5.27
Malaysia	3.49
Indonesia	2.63
Total	87.95

iShares®  MSCI Emerging Markets Index Fund
Stock Weighting by Sector
as of December 11, 2012

Sector:	Percentage (%)**
Financials	25.99
Information Technology	13.88
Energy	12.43
Materials	11.42
Consumer Staples	8.99
Consumer Discretionary	8.08
Telecommunication Services	7.76
Industrials	6.65
Utilities	3.32
Health Care	1.23
Other/Undefined	0.30
Total	100.00

*	A list of constituent stocks can be found at http://us.ishares.com/product_info/fund/overview/EEM.htm

**	Percentages may not sum to 100% due to rounding.

Sector designations are determined by the index fund investment advisor using criteria it has selected or developed. Fund advisors or index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between funds or indices with different fund advisors or index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the index funds or indices.

Representative Sampling

BFA uses a representative sampling strategy to track the index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. Funds may or may not hold all of the securities that are included in the underlying index.

Correlation

The index is a theoretical financial calculation, while the index fund is an actual investment portfolio. The performance of the index fund and the index will vary somewhat due to transaction costs, foreign currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the index fund’s portfolio and the index resulting from legal restrictions (such as diversification requirements that apply to the index fund but not to the index) or representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The index fund, using representative sampling, can be expected to have a greater tracking error than an index fund using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The index fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the index fund will concentrate its investments to approximately the same extent that the index concentrates in the stocks of such particular industry or group of industries.

Creation Units

The index fund issues and redeems shares at its net asset value per share only in blocks of 450,000 shares or multiples thereof (“Creation Units”). As a practical matter, only institutions or large investors purchase or redeem Creation Units. These transactions are usually effected in exchange for a basket of securities similar to the index fund’s portfolio and an amount of cash. Except when aggregated in Creation Units, shares of the index fund are not redeemable securities. Redemptions of Creation Units may cause temporary dislocations in tracking errors.

Share Prices

The approximate value of one share of the index fund is disseminated every fifteen seconds throughout the trading day by the national securities exchange on which the index fund is listed or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the index fund. The index fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

The MSCI Emerging Markets Index

The information below is included only to give insight to the index, the performance of which the index fund attempts to reflect. The notes are linked to the performance of the index fund and not to the index.

The index is a stock index calculated, published and disseminated daily by MSCI through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

The index is intended to measure equity market performance in the global emerging markets. The index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The index currently consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

The index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

•	defining the equity universe;

•	determining the market investable equity universe for each market;

•	determining market capitalization size segments for each market;

•	applying index continuity rules for the MSCI Standard Index;

•	creating style segments within each size segment within each market; and

•	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe. The equity universe is defined by:

•
Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

•
Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

•
Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•
DM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM.

•
Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

•
Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large + Mid + Small);

•	Standard Index (Large + Mid);

•	Large Cap Index;

•	Mid Cap Index; or

•	Small Cap Index.

Creating the size segment indices in each market involves the following steps:

•	defining the market coverage target range for each size segment;

•	determining the global minimum size range for each size segment;

•	determining the market size-segment cutoffs and associated segment number of companies;

•	assigning companies to the size segments; and

•	applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, index stability, and low index turnover. In particular, index maintenance involves:

(i)  Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	updating the indices on the basis of a fully refreshed equity universe;

•	taking buffer rules into consideration for migration of securities across size and style segments; and

•	updating FIFs and Number of Shares (“NOS”).

(ii)  Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

•	reflecting the impact of significant market events on FIFs and updating NOS.

(iii)  Ongoing Event-Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

None of us, the dealer or any of our other affiliates accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the index or any successor to the index.

Historical Performance of the Index Fund

The closing price of the index fund has fluctuated in the past and may experience significant fluctuations in the future. Any historical upward or downward trend in the closing price of the index fund during any period shown below is not an indication that the index fund is more or less likely to increase or decrease at any time during the term of the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index fund. Before investing in the notes, you should consult publicly available information to determine the relevant index fund prices between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the index fund over the life of the offered notes, as well as the payment amount at maturity, may bear little relation to the historical prices shown below.

The table below shows the high and low prices of the index fund as well as the closing prices of the index fund for each of the four calendar quarters in 2009, 2010, 2011 and 2012 (through December 11, 2012). We obtained the prices listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Price per Share of
the iShares® MSCI Emerging Markets Index Fund

	High	Low	Last

2009
Quarter ended March 31	27.09	19.94	24.81
Quarter ended June 30	34.64	25.65	32.23
Quarter ended September 30	39.29	30.75	38.91
Quarter ended December 31	42.07	37.56	47.62
2010
Quarter ended March 31	43.22	36.83	42.12
Quarter ended June 30	43.98	36.16	37.32
Quarter ended September 30	44.77	37.59	44.77
Quarter ended December 31	48.58	44.77	47.62
2011
Quarter ended March 31	48.69	44.63	48.69
Quarter ended June 30	50.21	45.50	47.60
Quarter ended September 30	48.46	34.95	35.07
Quarter ended December 31	42.80	34.36	37.94
2012
Quarter ended March 31	44.76	38.23	42.94
Quarter ended June 30	43.54	36.68	39.19
Quarter ended September 30	42.37	37.42	41.32
Quarter ending December 31 (through December 11, 2012)	43.25	40.16	43.25

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to RBC Capital Markets, LLC, and RBC Capital Markets, LLC will agree to purchase from us, the principal amount of the notes specified, at the price specified, on the cover page of this pricing supplement.  RBC Capital Markets, LLC has informed us that, as part of its distribution of the notes, it will reoffer the notes at a purchase price equal to [100]% of the principal amount to one or more other dealers who will sell them to their customers.  In the future, RBC Capital Markets, LLC or one of its affiliates, may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.  For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution―Conflicts of Interest” in the prospectus dated January 28, 2011.

If the notes priced on the date of this pricing supplement, RBC Capital Markets, LLC, acting as agent for Royal Bank of Canada, would not receive an underwriting discount in connection with the sale of the notes.  The price of the notes would include a profit of approximately $5 per $1,000 in principal amount of the notes earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the hedging profits of Royal Bank of Canada exceed $7.50 per $1,000 in principal amount of the notes.

We expect to deliver the notes against payment therefor in New York, New York on ______, 2012, which is expected to be the fifth scheduled business day following the trade date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

SUPPLEMENTAL DISCUSSION OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

An investor should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

In the opinion of Norton Rose Canada LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on a note that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.  If the index fund could be viewed as a proxy for the profit of Royal Bank of Canada, any interest paid or credited or deemed to be paid or credited on a note may be subject to Canadian non-resident withholding tax.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus under “Tax Consequences – United States Taxation” and prospectus supplement under “Certain Income Tax Consequences – United States Taxation” with respect to U.S. holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-U.S. Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. You should consult with your own tax advisor concerning the consequences of investing in and holding the notes.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the notes as pre-paid cash-settled derivative contracts in respect of the index fund for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  If the notes are so treated, subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Code, a U.S. holder should generally recognize capital gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.  In general, a U.S. holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

We will not attempt to ascertain whether the index fund or the issuer of any of the index fund stocks would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “United States real property holding corporation” within the meaning of Section 897 of the Code. If the index fund or the issuer of one or more of the index fund stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the index fund and the  issuers of the index fund stocks and consult your tax advisor regarding the possible consequences to you in this regard.

Potential Application of Section 1260 of the Code.  Since shares of the index fund are the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as regulated investment companies (including certain exchange-traded funds), real estate investment trusts, partnerships and passive foreign investment companies), while the matter is not entirely clear, there exists a substantial risk that an investment in the notes is a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. holder in respect of the notes could be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusions for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement).

If an investment in the notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. holder in respect of the notes will be recharacterized as ordinary income.  It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the notes will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the notes, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. holder would have had if such U.S. holder had acquired shares of the Fund at fair market value on the settlement date of the notes for an amount equal to the issue price of the notes and sold such shares of the Fund upon the date of sale, exchange or settlement of the notes at fair market value (appropriately taking into account any leveraged upside exposure). To the extent any gain is treated as long-term capital gain after application of the recharacterization rules of Section 1260 of the Code, such gain would be subject to U.S. federal income tax at the rates that would have been applicable to the net underlying long-term capital gain. U.S. holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the notes.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument.  Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes even though that holder will not receive any payments from us prior to maturity.  In addition, any gain a holder might recognize upon the sale, exchange or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale, exchange or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the U.S. Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the U.S. Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether Section 1260 of the Code, as discussed above, might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Non-U.S. Holders. The following discussion applies to non-U.S. holders of the notes. A non-U.S. holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale, exchange or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments on the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate.  The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax.  Prospective investors should consult their own tax advisors in this regard.

    Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act, enacted on March 18, 2010, will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. However, if proposed U.S. Treasury regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction.”

Royal Bank of Canada and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank of Canada (or its affiliate) providing services to such plans.  Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which Royal Bank of Canada or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption.  Section 408(b) (17) provides an additional exemption for the purchase and sale of notes and related lending transactions where neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction.  The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank of Canada nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank of Canada or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank of Canada or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.